Energy Fuels Inc.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended
September 30, 2015 and September 30, 2014
(Unaudited)
(Expressed in U.S. Dollars)

ENERGY FUELS INC.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)
(Expressed in thousands of U.S. dollars)

	September 30, 2015	December 31, 2014
ASSETS

Current assets
Cash and cash equivalents	$17,740	$10,410
Marketable securities	165	284
Trade and other receivables	496	600
Inventories (Note 6)	34,795	31,306
Prepaid expenses and other assets	1,107	478
Assets held for sale (Note 7)	1,301	1,953
	55,604	45,031
Non-current
Notes receivable	723	682
Inventories (Note 6)	-	2,245
Investment in Virginia Energy Resources Inc.	359	380
Property, plant and equipment (Note 10)	132,693	65,873
Intangible assets (Note 8)	10,910	3,882
Restricted cash (Note 11)	12,980	16,148
Goodwill (Note 9)	54,711	-
	$267,980	$134,241

LIABILITIES & EQUITY

Current liabilities
Accounts payable and accrued liabilities	$7,313	$4,743
Deferred revenue	-	1,517
Derivative liability (Note 13)	164	-
Current portion of long-term liabilities
Decommissioning liabilities (Note 11)	1,142	121
Loans and borrowings (Note 12)	3,902	46
	12,521	6,427
Non-current
Deferred revenue	1,835	-
Decommissioning liabilities (Note 11)	16,929	15,170
Loans and borrowings (Note 12)	29,545	15,786
	60,830	37,383

Equity
Capital stock (Note 13)	339,099	232,835
Contributed surplus	27,535	22,568
Share purchase warrants (Note 13)	4,128	4,714
Deficit	(170,994)	(163,978)
Accumulated other comprehensive income	3,264	719
	203,032	96,858
Non-controlling interests	4,118	-
	207,150	96,858
	$267,980	$134,241

 Commitments and contingencies (Note 17)
 Subsequent event (Note 18)

Approved by the Board

(signed) Stephen P. Antony, Director

(signed) Bruce D. Hansen, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENERGY FUELS INC.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Unaudited)
(Expressed in thousands of U.S. dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014

REVENUES (Note 15)	$19,159	$21,164	$50,464	$46,050

COST OF SALES
Production cost of sales	(11,477)	(11,858)	(27,953)	(27,209)
Depreciation, depletion and amortization	(456)	(1,124)	(1,617)	(3,073)
TOTAL COST OF SALES	(11,933)	(12,982)	(29,570)	(30,282)
GROSS PROFIT	7,226	8,182	20,894	15,768
Care and maintenance expenses (Note 15)	(1,702)	(1,074)	(4,758)	(2,614)
Selling, general and administrative expenses (Note 15)	(5,699)	(3,581)	(12,994)	(12,620)
Finance income (expense) (Note 15)	(11)	(168)	(1,827)	(2,925)
Impairment of plant, property and equipment	-	-	-	(30,781)
Impairment of assets held for sale (Note 7)	(2,000)	-	(2,000)	-
Other expense (Note 15)	(207)	(93)	(6,382)	(224)
NET INCOME (LOSS) BEFORE TAXES	(2,393)	3,266	(7,067)	(33,396)
Income tax expense	-	(190)	-	(198)
NET INCOME (LOSS) FOR THE PERIOD	(2,393)	3,076	(7,067)	(33,594)
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
Unrealized gain on available-for-sale assets	201	(4)	119	348
Gains on available-for-sale financial assets reclassified to profit or loss	-	-	-	(198)
Share of other comprehensive income of Virginia Energy Resources Inc.	-	15	7	74
Foreign currency translation adjustment	875	937	2,419	719
TOTAL OTHER COMPREHENSIVE INCOME	1,076	948	2,545	943
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$(1,317)	$4,024	$(4,522)	$(32,651)

Net income (loss) attributable to:
Owners of the Company	(2,342)	3,076	(7,016)	(33,594)
Non-controlling interests	(51)	-	(51)	-
	(2,393)	3,076	(7,067)	(33,594)
Comprehensive income (loss) attributable to:
Owners of the Company	(1,266)	4,024	(4,471)	(32,651)
Non-controlling interests	(51)	-	(51)	-
	(1,317)	4,024	(4,522)	(32,651)

BASIC AND DILUTED INCOME (LOSS) PER SHARE	$(0.05)	$0.16	$(0.24)	$(1.71)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENERGY FUELS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2015	2014

Capital stock (Note 13)
Balance, beginning of period	$232,835	$232,089
Shares issued in connection with the acquisition of Uranerz Energy Corporation (Note 5)	105,673	-
Share issued for property acquisitions	293	-
Shares issued for exercise of stock options	219	139
Shares issued for exercise of share purchase warrants	1	607
Tax recovery from expired share purchase warrants	78	-
Balance, end of period	339,099	232,835

Contributed surplus
Balance, beginning of period	22,568	21,182
Share-based compensation	4,492	1,256
Share purchase warrants expired	587	-
Tax expense from expired share purchase warrants	(78)	-
Stock options exercised	(34)	(19)
Balance, end of period	27,535	22,419

Share purchase warrants (Note 13)
Balance, beginning of period	4,714	4,838
Exercised share purchase warrants	1	(124)
Share purchase warrants expired	(587)	-
Balance, end of period	4,128	4,714

Deficit
Balance, beginning of period	(163,978)	(120,366)
Net loss for the period	(7,016)	(33,594)
Balance, end of period	(170,994)	(153,960)

Accumulated other comprehensive income (loss)
Balance, beginning of period	719	(610)
Unrealized gain on available-for-sale assets	119	348
Gains on available-for-sale financial assets reclassified to profit or loss	-	(198)
Share of comprehensive loss of equity-accounted investees	7	74
Foreign currency translation reserve	2,419	719
Balance, end of period	3,264	333

Total shareholders' equity	203,032	106,341

Non-controlling interest (Note 5)
Balance, beginning of period	-	-
Non-controlling interest in Arkose upon acquisition of Uranerz Energy Corp. (Note 5)	3,982	-
Contributions attributable to non-controlling interest	187	-
Net loss attributable to non-controlling interest	(51)	-
Balance, end of period	4,118	-

Total equity	$207,150	$106,341

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENERGY FUELS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2015	2014

OPERATING ACTIVITIES
Net loss for the period	$(7,067)	$(33,594)
Items not involving cash:
Depletion, depreciation and amortization	5,270	7,133
Stock-based compensation	811	1,256
Finance (income) expense (Note 15)	1,827	2,925
Unrealized foreign currency translation expense (income)	351	(208)
Impairment of plant, property and equipment	-	30,781
Adjustment of decommissioning liability (Note 11)	1,266	-
Impairment of assets held for sale (Note 7)	2,000	-
Other (income) expense	3,958	478
Cash received for services not yet provided	318	221
Changes in operating assets and liabilities	2,472	(10,135)
Expenditures on reclamation of mineral interests	(1,081)	(884)
Interest received	60	34
	10,185	(1,993)
INVESTING ACTIVITIES
Development expenditures on property, plant and equipment	(4,050)	(859)
Expenditures on exploration and evaluation	(5,242)	(1,289)
Cash received from sale of assets held for sale (Note 7)	-	1,995
Net cash acquired in the acquisition of Uranerz Energy Corp. (Note 5)	2,459	-
Proceeds from sale of marketable securities	-	415
Change in cash deposited with regulatory agencies for decommissioning liabilities, net of interest	5,268	9,026
	(1,565)	9,288
FINANCING ACTIVITIES
Issuance of common shares upon exercise of warrants and options, net of share issuance costs	187	603
Cash received from non-controlling interest	187	-
Repayment of borrowings	(784)	(87)
Interest paid on convertible debentures	(736)	(869)
	(1,146)	(353)

INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	7,474	6,942
Effect of exchange rate fluctuations on cash held	(144)	(107)
Cash and cash equivalents - beginning of period	10,410	6,628
CASH AND CASH EQUIVALENTS - END OF PERIOD	$17,740	$13,463

Non-cash investing and financing transactions:
Issuance of secured notes for acquisition of mineral properties	446	-
Issuance of common shares for acquisition of mineral properties	293	-
Issuance of common shares for exercise of warrants and options	187	603
Issuance of common shares, options and warrants for acquisition of Uranerz Energy Corporation	110,268	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

1. REPORTING ENTITY AND NATURE OF OPERATIONS

Energy Fuels Inc. is incorporated in the Province of Ontario. Energy Fuels Inc.’s registered and head office is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6 and its principal place of business and the head office of the Company’s U.S. subsidiaries is located at 225 Union Blvd., Suite 600, Lakewood, Colorado USA, 80228.

Energy Fuels Inc. and its subsidiary companies (collectively, the “Company” or “EFI”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium and vanadium bearing properties, and extraction, processing and selling of uranium and vanadium.

Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to customers for further processing. Vanadium, a co-product of some of the Company’s mines, is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company also processes uranium bearing waste materials, referred to as “alternate feed materials.”

2. BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and IFRS Interpretations Committee. They do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2014. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes to the Company’s financial position and performance since the last annual consolidated financial statements.

These condensed consolidated interim financial statements were approved by the Board of Directors of the Company on November 5, 2015.

Transition to U.S. GAAP

In 2013 the Company listed its shares on the NYSE MKT, and accordingly registered its securities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This registration subjected the Company to ongoing reporting requirements under the Exchange Act. Under the multi-jurisdictional disclosure system, Canadian issuers that meet the definition of ‘foreign private issuer’ under the rules of the United States Securities and Exchange Commission (the “SEC”) are permitted to use Canadian disclosure documents to largely satisfy their reporting requirements with the SEC. The Company satisfied the requirements for ‘foreign private issuer’ status until June 30, 2015, at which time the acquisition of Uranerz Energy Corporation (Note 5) caused the Company to have more than 50% of its outstanding voting securities of record held either directly or indirectly by residents of the United States.

As a result of the Company ceasing to qualify as a ‘foreign private issuer’, the Company will need to comply with the U. S. domestic issuer reporting regime under the Exchange Act effective as of January 1, 2016. As a U.S. domestic issuer, the Company will be required to file an annual report on Form 10-K covering Fiscal 2015. The Company will also, as of January 1, 2016, be required to file quarterly reports on Form 10-Q and current reports on Form 8-K under the Exchange Act and to comply with the SEC proxy rules under Section 14 of the Exchange Act and file an associated proxy statement for its Fiscal 2016 annual general meeting.

U.S. domestic issuers are required to prepare their financial statements that are included in SEC filings in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and report in U.S. dollars. Accordingly, the Company’s annual report on Form 10-K must contain audited annual financial statements prepared in accordance with U.S. GAAP covering the fiscal year (and must recast prior financial statements and selected financial data from IFRS into U.S. GAAP for all periods required to be presented in the financial statements). The Company is currently evaluating the impact on its financial statements of the conversion to U.S. GAAP.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2014 except for as summarized below.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2014 except for as summarized below.

New accounting standards adopted during the current period

The Company has adopted the following new standards, including any consequential amendments to other standards, with a date of initial application of January 1, 2015.

Employee benefits - Share-based payment transactions

Restricted share units (“RSUs”) (equity settled)

The Company uses a fair value-based method of accounting for RSUs granted to employees and directors of the Company. Each RSU has the same value as one common share of the Company based on the five-day volume weighted average trading price. For awards with graded vesting, the fair value of each tranche, adjusted for expected forfeitures, is recognized over its respective vesting period as share-based compensation expense in the contributed surplus account.

Financial instruments

Derivative liability

Derivative liabilities include derivative financial instruments and are classified as fair value through profit and loss.

4. FAIR VALUE MEASUREMENTS – FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes the significance of the inputs used in making fair value measurements. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.

The fair value of financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The Company has no financial instruments measured at fair value categorized in Level 3 (valuation technique using non-observable market inputs) as at September 30, 2015.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Financial assets and financial liabilities measured at fair value on a recurring basis include:

	Level 1	Level 2		Level 3	Total
Marketable securities	165	-		-	165
Derivative liability	-	(164)		-	(164)
Convertible debentures	(14,454)	-		-	(14,454)
	$(14,289)	$(164)	$	- $	(14,453)

As at September 30, 2015, the fair values of cash and cash equivalents, restricted cash, short-term deposits, receivables, accounts payable, accrued liabilities and loans and borrowings approximate their carrying values because of the short-term nature of these instruments.

5. ACQUISITION OF URANERZ ENERGY CORPORATION.

On June 18, 2015, the Company completed the acquisition of 100% of the outstanding shares of Uranerz Energy Corporation (“Uranerz”). Under the terms of the acquisition agreement, shareholders of Uranerz received 0.255 common shares of the Company for each share of Uranerz common stock held. Each outstanding Uranerz option or warrant was converted into an option or warrant (as applicable) to acquire common shares of the Company, on the same terms and conditions as were applicable to the stock option or warrant (as applicable) prior to the acquisition, except that the number of shares subject to the option or warrant and the exercise price of the option or warrant were adjusted based on the exchange ratio of 0.255, so as to preserve the economic value of such options or warrants. The costs of the transaction were $6,487 and are expensed in other income (expense) and are comprised of cash costs of $2,559 and the issuance of 889,436 EFI common shares for a total share value of $3,928 for advisory fees and to settle a portion of required change in control payments.

Uranerz, now a wholly owned subsidiary of the Company, is a United States based uranium company focused on commercial in-situ recovery (“ISR”) uranium exploration, extraction and sales. ISR is a uranium extraction process that uses a “leaching solution” to extract uranium from underground sandstone-hosted uranium deposits. Uranerz controls a large strategic land position in the central Powder River Basin, where it operates the Nichols Ranch ISR Uranium Project (“Nichols Ranch”). The acquisition of Uranerz provides the Company with current ISR production and the capability to expand ISR production in the future.

The acquisition was accounted for as a business combination under IFRS with EFI deemed to be the acquirer, owing to the fact that post-transaction, Energy Fuels continues to control the board of directors and senior management positions, and has overall control of the day-to-day activities of the combined entities. In accordance with IFRS, the accounting for the acquisition has been done on a preliminary basis taking into account the information available at the time these consolidated financial statements were prepared.

The purchase price allocation is preliminary and is therefore subject to further adjustments prior to the end of the second quarter of 2016 for the completion of the valuation process of the assets acquired and liabilities assumed. Final valuations of the assets and liabilities are not yet complete due to the timing of the acquisition and complexities inherent in the valuation process and may differ materially from the amounts disclosed. Operations from June 18, 2015 are included in the Company’s condensed consolidated interim financial statements.

The fair value consideration was based on the $4.16 common share price of the EFI common shares issued on June 18, 2015.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The following table sets forth the preliminary allocation of the purchase price to assets and liabilities acquired:

Purchase price
Issuance of 24,457,773 common shares for replacement of Uranerz common shares	$101,744
Issuance of 2,690,250 warrants for replacement of Uranerz warrants	915
Issuance of 2,040,408 options for replacement of Uranerz share based options	3,681
$106,340
Uranerz purchase price allocation
Cash and cash equivalents	$2,459
Inventories	3,742
Prepaid expenses and other assets	402
Property, plant and equipment (4)	59,723
Intangible assets - customer sales contracts	10,600
Restricted cash (1)	2,100
Accounts payable and accrued liabilities	(2,280)
Loans and borrowings	(18,813)
Decommissioning liabilities	(2,321)
Non-controlling interest (3)	(3,983)
Goodwill (2)	54,711
Total purchase price	$106,340

The purchase price allocation is preliminary and subject to future adjustments. Items which are not finalized include property, plant and equipment, intangible assets – customer sales contracts, decommissioning liabilities, non-controlling interest and goodwill. These items will be finalized when the Company’s third party valuation of the assets acquired and liabilities assumed is completed.

(1)

Cash, cash equivalents and fixed income securities posted as collateral for various bonds with state and federal regulatory agencies for estimated reclamation costs associated with the decommissioning liability of Nichols Ranch.

(2)

The Acquisition of Uranerz resulted in an estimated Goodwill amount of $54,711 which arose principally because of the potential for significant cost savings and synergies with additional potential for other operating efficiencies and the optionality resulting from potential changes in overall economics from changes in the uranium price.

(3)

The non-controlling interest pertains to Uranerz’ 81% owned Arkose Joint Venture (“Arkose”). Arkose owns exploration assets in the vicinity of Nichols Ranch. These assets as well as Uranerz’ other exploration assets were valued using the precedent transactions method.

(4)

The initial estimated values of the Nichols Ranch property, plant and equipment were determined using a depreciated replacement cost and the mineral properties were valued using a discounted cash flow approach based on the life of mine. Key assumptions used in the discounted cash flow analysis include discount rates, uranium resources, future timing of production, recovery rates, and future capital and operating costs. The Company’s estimate of the future uranium sales prices was based on the uranium prices prepared by industry analysts. Management estimated a uranium price of $37.50/lb for the period up to December 31, 2015, a price range of $41.25/lb to $60.00/lb for the period from January 1, 2016 to December 31, 2020 and a price range of $65.00 after January 1, 2021. The Company used a discount rate of 8% for the discounted cash flow analysis. Exploration properties were valued using a precedent transactions analysis based on market data of previous acquisitions on a price per pound of uranium mineralized material or price per acre of land.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Pro forma information

Pro forma results of operations have been prepared as if the Uranerz acquisition had occurred at January 1, 2015. The pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the pro forma financial statement information.

For the nine months ended September 30, 2015, pro forma consolidated revenue and net loss is $53,864 and ($13,407), respectively. Included in pro forma net loss is a total of $6,777 of acquisition costs incurred which included the issuance of 889,436 of common shares of the Company issued for advisory fees, and to satisfy a portion of required change in control payments.

6. INVENTORIES

	September 30,	December 31,
	2015	2014
	$	$
Concentrates and work-in-progress	24,197	28,363
Inventory of ore in stockpiles	7,650	2,245
Raw materials and consumables	2,948	2,943
	34,795	33,551
Inventories - by duration
Current	34,795	31,306
Long-term - ore in stockpiles	-	2,245
	34,795	33,551

Long-term inventory is stockpiled ore that is not currently expected to be processed within the next 12 months.

7. ASSETS HELD FOR SALE

	September 30,	December 31,
	2015	2014
	$	$
Balance, beginning of period	1,953	-
Plant, property and equipment reclassified to held for sale (1)	1,348	1,953
Impairment (1)	(2,000)	-
Balance, end of period	1,301	1,953

(1)

In the three and nine months ended September 30, 2015 the Company reclassified $1,348 (December 31, 2014 - $1,953) from plant, property and equipment to assets held for sale, tested the carrying value of the assets and recorded an impairment of $2,000. Properties which are classified as held for sale include the Copper King, the Marquez Ranch and the Nose Rock mineral interests.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

8. INTANGIBLE ASSETS

The following is a summary of changes in intangible assets related to favorable sales contracts acquired in business combinations for the nine months ended September 30, 2015 and the year ended December 31, 2014:

	September 30,	December 31,
	2015	2014
Sales Contracts	$	$
Cost
Balance at beginning of period	15,851	15,851
Fair value of sales contracts acquired in the acquisition of Uranerz
Energy Corp. (Note 5)	10,600	-
Balance, end of period	26,451	15,851

Accumulated amortization, beginning of period	11,969	8,079
Amortization of sales contracts	3,572	3,890
Accumulated amortization, end of period	15,541	11,969

Carrying amounts	10,910	3,882

9. GOODWILL

The following is a summary of goodwill for the nine months ended September 30, 2015:

	September 30,	December 31,
	2015	2014
	$	$
Cost
Balance at beginning of period	-	-
Acquisition of Uranerz Energy Corp. (Note 5)	54,711	-
Balance, end of period	54,711	-

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

10. PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment for the nine months ended September 30, 2015:

	Mineral Properties
	Plant and		Care and	Pre-development
	equipment	Operating	maintenance	and non-operating	Total
Cost
Balance at January 1, 2015	$82,321	$7,327	$3,262	$105,721	$198,631
Additions	1,561	2,651	-	5,786	9,998
Acquisition of Uranerz Energy Corp. (Note 5)	30,150	-	-	29,573	59,723
Reclassified to asset held for sale (1)	-	-	-	(1,349)	(1,349)
Balance at September 30, 2015	$114,032	$9,978	$3,262	$139,731	$267,003

Depreciation, depletion, disposals and impairment
Balance at January 1, 2015	81,588	7,327	3,262	40,581	132,758
Depreciation for the period	1,552	-	-	-	1,552
Balance at September 30, 2015	$83,140	$7,327	$3,262	$40,581	$134,310

Net Book Value	$30,892	$2,651	$-	$99,150	$132,693

(1)	In the three months ended September 30, 2015 the Company reclassified the Nose Rock mineral interest to assets held for sale.

Pre-development and non-operating properties

The Company enters into exploration agreements from time to time whereby it may earn an interest in certain mineral properties by issuing common shares, making cash option payments and/or incurring expenditures in varying amounts by specified dates.

The following is a summary of the net book value of pre-development non-operating property expenses shown by area of interest:

	September 30,	December 31,
	2015	2014
	$	$
Conventional
Arizona Strip	722	-
Wyoming	44,852	44,388
New Mexico	23,058	20,752
	68,632	65,140
In-situ Recovery
Wyoming (1)	30,518	-
	30,518	-
Total	99,150	65,140

(1)	Includes the Hank, Reno Creek, West North Butte, North Rolling Pin properties as well as property held by Arkose which was acquired in the Uranerz transaction (Note 5).

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

11. DECOMMISSIONING LIABILITIES AND RESTRICTED CASH

The following table summarizes the Company’s decommissioning liabilities:

	September 30,	December 31,
	2015	2014
	$	$
Decommissioning liability, beginning of period	15,291	13,799
Revision of estimate (1)	1,266	2,821
Acquisition of Uranerz (Note 5)	2,321	-
Transfer of liability associated with the sale of mining assets	-	(536)
Accretion	274	404
Reclamation work	(1,081)	(1,197)
Decommissioning liability, end of period	18,071	15,291
Decommissioning liability by location:
Exploration drill holes	121	121
White Mesa Mill	11,047	11,075
Colorado Plateau	1,642	1,618
Henry Mountains	504	496
Daneros	88	87
Arizona Strip	1,680	1,237
Sheep Mountain	668	657
Nichols Ranch (Acquired as part of the Uranerz transaction)	2,321	-
	18,071	15,291
Decommissioning liability:
Current	1,142	121
Non-current	16,929	15,170
	18,071	15,291

(1)

The revision of estimate resulted from a change in assumptions and scope of work as well as changes in the risk-free discount rates used to calculate decommissioning liabilities. Subsequent changes to the decommissioning liabilities for fully impaired assets are recorded in profit and loss.

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted using risk-free interest rates ranging from 0.28% to 3.11% based on US Treasury rates of varying lengths ranging from 1 to 30 years. The total undiscounted decommissioning liability as at September 30, 2015 is $31,853 (December 31, 2014 - $26,725). Reclamation costs are expected to be incurred between 2015 and 2041 in the following manner: 2015 – 2019 - $3,360, 2020 – 2024 - $2,570, 2025 – 2035 - $3,862, 2036 – 2041 - $22,061.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Restricted cash, which is held by or for the benefit of regulatory agencies to collateralize future obligations, is comprised of the following:

	September 30,	December 31,
	2015	2014
	$	$
Restricted cash, beginning of period	16,148	25,478
Restricted cash from acquisition of Uranerz Energy Corp (Note 5)	2,100	-
Refunds and returns for the period (1)	(5,268)	(9,330)
Restricted cash, end of period	12,980	16,148

(1)

The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and mining properties. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. The restricted cash will be released when the Company has reclaimed a mineral property. During the nine months ended September 30, 2015, the Company had net refunds and returns of $5,268 from its collateral account (December 31, 2014 -$9,330) primarily as a result of the restructuring of the Company’s surety arrangements and the reduction of bonding requirements at some of the Company’s projects.

12. LOANS AND BORROWINGS

The contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost, and the Company’s convertible debentures, which are measured at fair value, are as follows.

	September 30,	December 31,
	2015	2014
	$	$
Current portion of loans and borrowings:
Convertible debentures (1)	352	-
Secured note (2)	250	-
Wyoming Industrial Development Revenue Bond loan (3)	3,259	-
Finance leases and other	41	46
	3,902	46
Long-term loans and borrowings:
Convertible debentures (1)	14,454	15,740
Secured note (2)	216	-
Wyoming Industrial Development Revenue Bond loan (3)	14,856	-
Finance leases and other	19	46
	29,545	15,786

(1)

On July 24, 2012, the Company completed a bought deal public offering of 22,000 floating-rate convertible unsecured subordinated debentures maturing June 30, 2017 (the “Debentures”). The Debentures were issued at a price of Cdn$1 per Debenture for gross proceeds of $21,551 (the “Offering”). The Debentures are convertible into common shares at the option of the holder at a conversion price of Cdn$15.00 per common share. Interest is paid in cash and in addition, unless an event of default has occurred and is continuing, the Company may elect, from time to time, subject to applicable regulatory approval, to satisfy its obligation to pay interest on the Debentures, on the date it is payable under the indenture (i) in cash; (ii) by delivering sufficient common shares to the debenture trustee, for sale, to satisfy the interest obligations in accordance with the indenture in which event holders of the Debentures will be entitled to receive a cash payment equal to the proceeds of the sale of such common shares; or (iii) any combination of (i) and (ii).

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The Debentures accrue interest, payable semi-annually in arrears on June 30 and December 31 of each year at a fluctuating rate, of not less than 8.5% and not more than 13.5%, indexed to the simple average spot price of uranium as reported on the Ux Weekly Indicator Price. Interest can be paid in cash or issuance of the Company’s common shares. The Debentures may be redeemed in whole or part, at par plus accrued interest and unpaid interest by the Company between June 30, 2015 and June 30, 2017 subject to certain terms and conditions, provided the volume weighted average trading price of the common shares of the Company on the TSX during the 20 consecutive trading days ending five days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price.

Upon redemption or at maturity, the Company will repay the indebtedness represented by the Debentures by paying to the debenture trustee in Canadian dollars an amount equal to the aggregate principal amount of the outstanding Debentures which are to be redeemed or which have matured, as applicable, together with accrued and unpaid interest thereon.

Subject to any required regulatory approval and provided no event of default has occurred and is continuing, the Company has the option to satisfy its obligation to repay the Cdn$1 principal amount of the Debentures, in whole or in part, due at redemption or maturity, upon at least 40 days’ and not more than 60 days’ prior notice, by delivering that number of common shares obtained by dividing the Cdn$1 principal amount of the Debentures maturing or to be redeemed as applicable, by 95% of the volume-weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the maturity date, as the case may be. The debentures are classified as fair value through profit or loss where the debentures are measured at fair value based on the closing price on the TSX and changes are recognized in profit and loss. For the nine months ended September 30, 2015 the Company recorded a loss on revaluation of convertible debentures of $872 (September 30, 2014 - $1,570).

(2)

In February 2015 the Company issued a secured note in the amount of $446 for a 50% interest in a joint operation with an effective interest rate of 7%. The remaining balance of the note is repayable on the following schedule: February 13, 2016 ($250), and February 13, 2017 ($250). This note is secured by the 50% interest in the joint operation. The current portion of this note is $250.

(3)

The Company through its acquisition of Uranerz assumed an $18,813 loan through the Wyoming Industrial Development Revenue Bond program (the "Loan"). The Loan has an annual interest rate of 5.75% and is repayable over seven years, maturing on October 15, 2020. The Loan originated on December 3, 2013 and called for the payment of interest only for the first year, with the amortization of principal plus interest over the remaining six years. The Loan can be repaid earlier than its maturity date if the Company so chooses without penalty or premium. The Loan is secured by a charge on most of the assets of the Company’s wholly owned subsidiary, Uranerz, including mineral properties, the processing facility, and equipment as well as an assignment of all of Uranerz’ rights, title and interest in and to its product sales contracts and other agreements. Uranerz is also subject to dividend restrictions. Principal and interest are paid on a quarterly basis on the first day of January, April, July and October. The current portion of the note is $3,259.

13. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized capital stock

The Company is authorized to issue an unlimited number of Common Shares without par value, unlimited Preferred Shares issuable in series, and unlimited Series A Preferred Shares. The Series A Preferred shares are non-redeemable, non-callable, non-voting and with no right to dividends. The Preferred Shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the Board of Directors approving their issuance.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Issued capital stock

The issued and outstanding capital stock consists of Common Shares as follows:

	September 30, 2015		December 31, 2014
	Shares	Amount $	Shares	Amount $
Balance, beginning of period	19,677,552	232,835	19,601,251	232,089
Shares issued for acquisition of Uranerz Energy Corp. (Note 5)	24,457,773	101,745	-	-
Shares issued for Uranerz Energy Corp. advisory fees	617,832	2,570	-	-
Shares issued to employees of Uranerz Energy Corp. in
consideration for change in control payments	271,604	1,358	-	-
Share issued for property acquisitions	76,455	293	-	-
Shares issued for exercise of share purchase warrants	300	1	61,301	607
Shares issued for exercise of options	48,802	219	15,000	139
Tax recovery from expired share purchase warrants	-	78	-	-
Balance, end of period	45,150,318	339,099	19,677,552	232,835

Share Purchase Warrants

		Exercise Price	Warrants
Month Issued	Expiry Date	Cdn$	Issued
June 2012	June 22, 2016 (1)	13.25	351,025
June 2013	June 15, 2016 (1)	9.50	456,948
October 2013	October 16, 2015 (2)	8.00	9,290

(1)	The share purchase warrants were extended one year from their previous expiration dates.
(2)	These warrants expired unexercised on October 16, 2015.

	Weighted	Number of warrants
	Average
	Exercise Price	September 30,	December 31,
	Cdn$	2015	2014
Balance, beginning of period	15.61	1,079,069	1,140,370
Expiration of warrants	29.75	(261,506)	-
Shares issued for exercise of share purchase warrants	9.50	(300)	(61,301)
Balance, end of period	11.09	817,263	1,079,069

	September 30,	December 31,
	2015	2014
	$	$
Balance, beginning of period	4,714	4,838
Expiration of warrants	(587)	-
Shares issued for exercise of share purchase warrants	1	(124)
Balance, end of period	4,128	4,714

The 2,690,250 Uranerz replacement warrants have a strike price of $6.28 and are accounted for as a derivative liability with a fair value of $164.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

14. SHARE-BASED PAYMENTS

(a)	Stock options

The fair value of stock options granted during the nine months ended September 30, 2015 and the 12 months ended December 31, 2014 is as follows:

	Nine months ended	Year ended
	September 30, 2015	December 31, 2014
	$	$
Share option plan expense (1)	521	1,405
Replacement of Uranerz options (2)	3,681	-
Value of stock options granted	4,202	1,405

(1)

The Company has established a stock option plan whereby the Board of Directors may grant options to employees, directors and consultants to purchase common shares of the Company. The maximum number of authorized but unissued shares available to be granted under the plan shall not exceed 10% of its issued and outstanding common shares. The exercise price of the options is set at the Company’s closing share price on the day before the grant date.

For the nine months ended September 30, 2015, the Company granted 133,150 stock options (December 31, 2014 – 307,250) with a fair value of $317 to its employees, directors and consultants recording stock-based compensation and recorded an expense of $248. These options were granted with the following vesting conditions: 50% - immediately, 25% - one year after grant date, 25% - two years after grant date. The fair value of stock options granted to employees, directors and consultants was estimated on the dates of the grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the nine months ended September 30, 2015:

Risk-free rate	0.87%
Expected life	5.0 years
Expected volatility	75.1%*
Expected dividend yield	0.0%

*	Expected volatility is measured based on the Company’s historical share price volatility over a period equivalent to the expected life of the options.

(2)

For the nine months ended September 30, 2015, the Company granted 2,040,408 stock options to employees, directors, consultants and former employees of Uranerz as a replacement for stock options outstanding at the date the acquisition was completed. The fair value of the replacement options totaled $3,681 which was included in the consideration paid of the Uranerz transaction. The fair value of stock options granted to employees, directors and consultants was estimated on the closing date of the transaction using the Black- Scholes option pricing model with the following assumptions:

Risk-free rate	0.0% to 2.35%
Expected life	0.05 years to 10 years
Expected volatility	18.47 to 93.31%*
Expected dividend yield	0.0%

*	Expected volatility is measured based on the Company’s historical share price volatility over a period equivalent to the expected life of the options.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The summary of the Company’s stock options at September 30, 2015 and December 31, 2014, and the changes for the fiscal periods ending on those dates is presented below:

	Nine months ended			Year ended
	September 30, 2015			December 31, 2014

		Weighted		Range of	Weighted
	Range of	Average		Exercise	Average
	Exercise Prices	Exercise Price	Number of	Prices	Exercise Price	Number of
	$	$	Options	$	$	Options
Balance, beginning of period	6.55 - 38.12	10.05	905,413	7.60 - 44.22	14.27	795,318
Transactions during the period:
Granted	2.55 - 18.55	6.04	2,173,558	9.05	9.05	307,250
Exercised (1)	2.55 - 4.48	3.78	(48,802)	8.75	8.75	(15,000)
Forfeited	4.44 - 29.71	6.91	(230,254)	7.60 - 44.22	14.70	(158,655)
Expired	7.47 - 32.10	11.98	(68,908)	17.50	17.50	(23,500)
Balance, end of period	2.55 - 32.10	6.74	2,731,007	7.60 - 44.22	11.66	905,413

(1)	The weighted average price of an option exercised in the nine months ended September 30, 2015 was $3.78 (December 31, 2014 - $6.53).

The following table reflects the actual Canadian Dollar denominated stock options issued and outstanding as of September 30, 2015:

	Options outstanding		Options exercisable
		Weighted average		Weighted average
Exercise price		remaining		remaining
(Cdn$)	Quantity	contractual life	Quantity	contractual life
$0.00 to $9.99	570,450	3.40	436,063	3.27
$10.00 to $19.99	339,630	1.78	339,630	1.78
$20.00 to $29.99	29,900	0.54	29,900	0.54
$30.00 to $39.99	882	0.23	882	0.23
$40.00 to $49.99	3,400	0.44	3,400	0.44
	944,262		809,875

The following table reflects the actual US Dollar denominated stock options issued and outstanding as of September 30, 2015:

	Options outstanding		Options exercisable
		Weighted average		Weighted average
Exercise price		remaining		remaining
($)	Quantity	contractual life	Quantity	contractual life
$0.00 to $9.99	1,519,252	4.83	1,440,777	4.63
$10.00 to $19.99	267,493	2.37	267,493	2.37
	1,786,745		1,708,270

(b)	Restricted share units

During the nine months ended September 30, 2015, the Company’s Board of Directors approved the issuance of 153,850 RSUs under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “Compensation Plan”). The RSUs are settled in shares of the Company, and they vest 50% on January 28, 2016, 25% on January 28, 2017 and 25% on January 28, 2018.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

The following table reflects the restricted share units issued and outstanding as of September 30, 2015:

Number of
units
Balance, December 31, 2014	-
Granted	265,475
Forfeited	(5,500)
Settled for equity	-
Balance, September 30, 2015	259,975

The fair value of the RSUs at June 18, 2015, the date the plan was approved, was $450. During the nine months ended September 30, 2015 compensation expense recognized was $289.

15. SUPPLEMENTAL FINANCIAL INFORMATION

The components of revenues are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Uranium concentrates	$19,159	$21,082	$49,795	$45,755
Alternate feed materials processing and other	-	82	669	295
Revenues	$19,159	$21,164	$50,464	$46,050

The components of selling, general and administrative expenses are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Intangible asset amortization	$(1,772)	$(1,507)	$(3,572)	$(3,890)
Selling expenses	(40)	(76)	(199)	(221)
General and administrative	(3,887)	(1,998)	(9,223)	(8,509)
Selling, general and administrative expenses	$(5,699)	$(3,581)	$(12,994)	$(12,620)

The components of finance income (expense) are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Interest expense	$(625)	$(424)	$(1,391)	$(1,281)
Interest income	21	4	60	34
Accretion expense	(91)	(99)	(274)	(306)
Gain (loss) on sale of marketable securities	-	-	-	198
Foreign exchange	(46)	7	(62)	-
Change in value of derivative liabilities	712	-	712	-
Change in value of convertible debentures	18	344	(872)	(1,570)
Finance income (expense)	$(11)	$(168)	$(1,827)	$(2,925)

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

A summary of depreciation, depletion and amortization expense recognized in the consolidated financial statements is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Recognized in production cost of sales	$(456)	$(1,124)	$(1,617)	$(3,073)
Recognized in selling, general and administrative	(1,803)	(1,544)	(3,654)	(4,060)
Depreciation, depletion and amortization	$(2,259)	$(2,668)	$(5,271)	$(7,133)

A summary of other income (expense) recognized in the consolidated financial statements is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Share of equity-accounted investees income (loss), net of tax	(20)	(59)	494	(270)
Impairment of equity-accounted investees	-	(368)	(523)	(368)
Transaction costs	(190)	-	(6,777)	-
Property tax refund	-	-	398	-
Other	3	334	26	414
Other income (expense)	$(207)	$(93)	$(6,382)	$(224)

A summary of care and maintenance expenses recognized in the consolidated financial statements is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Arizona Strip	(444)	(523)	(1,735)	(928)
Colorado Plateau	(223)	(165)	(663)	(704)
Henry Mountains	(200)	(152)	(508)	(694)
White Canyon	(41)	(70)	(55)	(124)
White Mesa Mill	(107)	(164)	(2,040)	(164)
White Mesa Mill decommissioning liability adjustment (1)	(687)	-	243	-
Care and maintenance expenses	$(1,702)	$(1,074)	$(4,758)	$(2,614)

(1)	The adjustment to decommissioning liability is due to a change in discount rates.

16. SEGMENTED INFORMATION

The Company operates in the uranium mining industry and its major product is U3O8. Its activities include uranium production, acquisition, exploration and development of uranium properties. The Company’s primary mining operations are in the United States.

The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviewed various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team. Certain properties that are in development or have not reached commercial production levels are considered reportable segments because they have reached quantitative thresholds. These have been identified as non-operating segments. Finance income (expense), other income (expenses) are managed on a consolidated basis and are not allocated to operating segments.

Non-mining and other operations are reported in Corporate and other.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

			Non-Operating
	Operating Segments		Segments

Three Months Ended September 30, 2015	Conventional	ISR	Corporate & Other	Total
REVENUES	15,259	3,900	-	19,159
Production cost of sales	(8,779)	(2,698)	-	(11,477)
Depreciation, depletion and amortization	(412)	(44)	-	(456)
TOTAL COST OF SALES	(9,191)	(2,742)	-	(11,933)
GROSS PROFIT	6,068	1,158	-	7,226
Care and maintenance expenses	(1,702)	-	-	(1,702)
Selling, general and administrative expenses	(573)	(1,199)	(3,927)	(5,699)
Finance income (expense)	-	-	(11)	(11)
Impairment of assets held for sale	(2,000)	-	-	(2,000)
Other income (expense)	1	-	(208)	(207)
NET INCOME (LOSS) BEFORE TAXES	1,794	(41)	(4,146)	(2,393)
Income tax expense	-	-	-	-
NET INCOME (LOSS) FOR THE PERIOD	1,794	(41)	(4,146)	(2,393)
Attributable to shareholders	1,794	10	(4,146)	(2,342)
Non-controlling interests	-	(51)	-	(51)
NET INCOME (LOSS) FOR THE PERIOD	1,794	(41)	(4,146)	(2,393)

			Non-Operating
	Operating Segments		Segments

Nine Months Ended September 30, 2015	Conventional	ISR	Corporate & Other	Total
REVENUES	46,564	3,900	-	50,464
Production cost of sales	(25,255)	(2,698)	-	(27,953)
Depreciation, depletion and amortization	(1,573)	(44)	-	(1,617)
TOTAL COST OF SALES	(26,828)	(2,742)	-	(29,570)
GROSS PROFIT	19,736	1,158	-	20,894
Care and maintenance expenses	(4,758)	-	-	(4,758)
Selling, general and administrative expenses	(2,372)	(1,470)	(9,152)	(12,994)
Finance income (expense)	-	-	(1,827)	(1,827)
Impairment of assets held for sale	(2,000)	-	-	(2,000)
Other income (expense)	400	-	(6,782)	(6,382)
NET INCOME (LOSS) BEFORE TAXES	11,006	(312)	(17,761)	(7,067)
Income tax expense	-	-	-	-
NET INCOME (LOSS) FOR THE PERIOD	11,006	(312)	(17,761)	(7,067)
Attributable to shareholders	11,006	(261)	(17,761)	(7,016)
Non-controlling interests	-	(51)	-	(51)
NET INCOME (LOSS) FOR THE PERIOD	11,006	(312)	(17,761)	(7,067)

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

17. COMMITMENTS AND CONTINGENCIES

General legal matters

In November, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand in the District Court of Harris County, Texas, claiming unspecified damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust while working at the White Mesa Mill. The Company does not consider this claim to have any merit, and therefore does not believe it will materially affect the Company’s financial position, results of operations or cash flows. In January, 2013, the Company filed a Special Appearance challenging jurisdiction and certain other procedural matters relating to this claim.

In January, 2013, the Ute Mountain Ute tribe filed a Petition to Intervene and Request for Agency Action challenging the Corrective Action Plan approved by the State of Utah Department of Environmental Quality (“UDEQ”) relating to nitrate contamination in the shallow aquifer at the White Mesa Mill site. This challenge is currently being evaluated, and may involve the appointment of an administrative law judge to hear the matter. The Company does not consider this action to have any merit. If the petition is successful, the likely outcome would be a requirement to modify or replace the existing Corrective Action Plan. At this time, the Company does not believe any such modification or replacement would materially affect the Company’s financial position, results of operations or cash flows. However, the scope and costs of remediation under a revised or replacement Corrective Action Plan have not yet been determined and could be significant.

In April 2014, the Grand Canyon Trust filed a citizen suit in federal district court for alleged violations of the Clean Air Act at the White Mesa Mill. In October 2014, the plaintiffs were granted leave by the court to add further purported violations to their April 2014 suit. The Complaint, as amended, alleges that radon from one of the Mill’s tailings impoundments exceeded the standard; that the mill is in violation of a requirement that only two tailings impoundments may be in operation at any one time; and that certain other violations related to the manner of measuring and reporting radon results from one of the tailings impoundments occurred in 2013. The Complaint asks the court to impose injunctive relief, civil penalties of up to $38 per day per violation, costs of litigation including attorneys’ fees, and other relief. The Company believes the issues raised in the Complaint are being addressed through the proper regulatory channels and that the Company is currently in compliance with all applicable regulatory requirements relating to those matters. The Company intends to defend against all issues raised in the Complaint. The parties are currently in the discovery process relating to this litigation.

In March, 2013, the Center for Biological Diversity, the Grand Canyon Trust, the Sierra Club and the Havasupai Tribe (the “Plaintiffs”) filed a complaint in the U.S. District Court for the District of Arizona (the “District Court”) against the Forest Supervisor for the Kaibab National Forest and the U.S. Forest Service (the “USFS” and together with the Forest Supervisor the “Defendants”) seeking an order (a) declaring that the USFS failed to comply with environmental, mining, public land, and historic preservation laws in relation to the Company’s Canyon mine, (b) setting aside any approvals regarding exploration and mining operations at the Canyon mine, and (c) directing operations to cease at the mine and enjoining the USFS from allowing any further exploration or mining-related activities at the Canyon mine until the USFS fully complies with all applicable laws. In April 2013, the Plaintiffs filed a Motion for Preliminary Injunction, which was denied by the District Court in September, 2013. On April 7, 2015, the District Court issued its final ruling on the merits in favor of the Defendants and the Company and against the Plaintiffs on all counts. The Plaintiffs appealed the District Court’s ruling on the merits to the Ninth Circuit Court of Appeals, and filed motions for an injunction pending appeal with the District Court. Those motions for an injunction pending appeal were denied by the District Court on May 26, 2015. Thereafter, Plaintiffs filed urgent motions for an injunction pending appeal with the Ninth Circuit Court of Appeals, which were denied on June 30, 2015. Briefing on the appeal on the merits is ongoing. If the Plaintiffs are successful on their appeal on the merits, the Company may be required to maintain the mine on standby pending resolution of the matter. Such a required prolonged stoppage of mine development and mining activities could have a significant impact on future operations of the Company.

Commencing in January 2015, the Company and Uranerz Energy Corporation (“Uranerz”), as well as the former directors of Uranerz, were named as defendants in a number of shareholder class action suits in the District Court of Clark County, Nevada and the District Court of Washoe County, Nevada. These suits generally allege claims for breach of fiduciary duty and related claims regarding the acquisition of Uranerz by the Company (the “Acquisition”). Plaintiffs seek, among other things, rescission of the Acquisition, attorneys’ fees and costs. The Company, Uranerz and its former directors deny all allegations and consider these allegations to be without merit. However, to avoid the substantial burden, expense, risk, inconvenience and distraction of continued litigation, in June 2015, the Company, Uranerz and its former directors entered into a Memorandum of Understanding (“MOU”) with the Clark County Plaintiffs regarding the settlement of this litigation (the Plaintiffs in the Washoe County case then voluntarily dismissed that action without prejudice in October 2015). The MOU outlines the terms of the parties’ agreement in principal to settle and release all claims that were or could have been asserted in the litigation concerning the Acquisition. In consideration for such settlement and release, on June 10, 2015, Uranerz provided certain additional disclosures to those contained in its definitive proxy statement/prospectus relating to the Acquisition. The proposed settlement contemplated in the MOU is conditioned upon, among other things, execution of an appropriate stipulation of settlement and final approval by the Court, which is expected to include an award of Plaintiffs’ attorneys’ fees and expenses as part of the settlement. The Company does not expect that any settlement amount will be material to the Company. Although the Company has no reason to expect that this matter will not be fully settled in accordance with the MOU, there can be no assurance at this time of entering into a stipulation or Court approval of such stipulation.

ENERGY FUELS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015
(Unaudited)
(Expressed in thousands of U.S. Dollars except share and per share amounts)

Mineral property commitments

The Company enters into commitments with federal and state agencies and private individuals to lease mineral rights. These leases are renewable annually and are expected to total $2,553 for the year ended December 31, 2015.

Surety bonds

The Company has indemnified third-party companies to provide surety bonds as collateral for the Company’s decommissioning liabilities. The Company is obligated to replace this collateral in the event of a default, and is obligated to repay any reclamation or closure costs due.

18. SUBSEQUENT EVENT

On October 27, 2015 the Company completed the acquisition of the remaining 50% joint venture interest in the Wate Project from Anfield Resources Holding Corp., bringing the Company’s interest in the project to 100% in exchange for cash in the amount of $275 and 92,906 common shares, paid on closing, and a commitment to pay a further $275 cash and $275 in common shares upon the satisfaction of certain future conditions.